January 29, 2024
Via Email

Nathan J. Greene
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

              First Eagle Real Estate Lending Fund
              Initial Registration Statement on Form N-2
              File Nos. 333-276328 and 811-23925

Dear Mr. Greene,

        On December 29, 2023, First Eagle Real Estate Lending Fund (the    Fund
  ) filed a Registration
Statement on Form N-2 (the    Registration Statement   ) under the Securities
Act of 1933, as amended
(the    1933 Act   ) and the Investment Company Act of 1940, as amended (the
1940 Act   ). We have
reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL
1. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment.
       Please expect comments on such portions when you add, complete or update them in any pre-
       effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
3. We note that the Registration Statement discloses requests for exemptive relief (e.g., multi-class relief). Please advise us as to the status of the application disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-
       action requests in connection with the Registration Statement.
4.     Please tell us if you have presented or will present any    test the
waters    materials to potential
       investors in connection with this offering. If so, please provide us with copies of such materials.
 Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 2 of 8


5.     On the facing sheet, please uncheck the box    when declared effective
pursuant to section 8(c) of
       the Securities Act,    as that section relates to post-effective
amendments.
PROSPECTUS

Cover page
6. We note that the cover page is quite long. Please review and consolidate the cover page by reducing repetitive disclosures and removing information that impedes the understanding of the information required by Item 1 (e.g., consolidate repetition in the Investment Strategy; delete the
       discussion (including the footnote) of the Adviser   s and Subadviser
s assets under management;
       concisely summarize the Fund   s use of leverage and add a cross
reference to the lengthier
       Prospectus disclosure of the risks of using leverage, pursuant to Item 1.1.j and Guidelines to
       Form N-2, Guide 6; remove duplicative disclosures about the classes of securities offered and the relief sought; and shorten footnote (b)).
7. The disclosure states that the Fund is offering two classes of Common Shares and that the Fund has been granted exemptive relief from the Securities and Exchange
Commission (   SEC   ) that
       permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. Please revise the Registration Statement here and throughout to remove language that the SEC has granted such relief, and state, if true, that the Fund has applied for such relief and there is no assurance that the Fund will be granted the exemptive order. Also state which Class of shares the Fund will offer until/if such relief is granted.
8.     We note the Fund   s objective includes a reference to residential and
commercial real estate
       investments. Please consider whether the term    -related    should be
added to the end of    real
       estate    given the fund   s name and strategies suggest its focus is on
lending and other debt
       investments. Please also clarify in the Prospectus whether the Fund will invest directly in real property. If yes, please disclose how such investments will be structured and provide corresponding strategy disclosure. Please also disclose what percentage
of the Fund   s portfolio
       will consist of real property. We may have additional comments.
9.     Please specify the amount of securities to be offered. See Item 1.1.c.
10.    Please revise the second sentence of    Investment Strategy    here and
throughout the Registration
       Statement to state that    [t]hese investments are    rather than
these investments can include   , and
       revise the disclosure to include additional principal investments, if
applicable. The Fund   s
       disclosure must state its actual principal strategies.
11.    Please add the following to the bullet point on the cover:    For Class
A-2, an investor will pay a
       sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.
 Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 3 of 8


12.    Please shorten the    Risks    bullet points by consolidating the bullet
points that cover the same
       risks (or delete them if repetitive). For example: consider consolidating the first and fourth bullet points; and deleting the tenth and last bullet points as repetitive of the other cover risk disclosures.
13.    In the second risk bullet point, please delete    all of,    given
limited opportunities for redemptions.
14.    In the fifth risk bullet point, please add    , if any,    after    a
certain level of distributions   . Please
       also add    [t]he Company may pay distributions in significant part from sources that may not be
       available in the future and that are unrelated to the Company's performance.
Prospectus Summary
General Comment
15. Please supplementally explain whether the Fund will utilize any subsidiaries other than the wholly owned Subsidiary identified in the Registration Statement. For these purposes, a
          subsidiary    is any entity (regardless of whether or not the Fund
set up the entity) primarily
       controlled by the Fund, and that primarily engages in investment activities in securities or other
       assets.    Primarily controlled    as used herein means (1) the Fund
controls the unregistered entity
       within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund s control of the unregistered entity is greater than that of any other person. For any entities not wholly owned, please supplementally describe the ownership structure. We may have more questions or comments based on your responses to these questions.
16. Please confirm supplementally whether, and if so, the extent to which, the Fund will invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments.
Investment Objective and Principal Strategies
17. In the second to last paragraph, please add a cross reference to the risks of investing in below investment grade instruments.
18.    Will the Fund   s principal investment strategy include loan
originations? If so, please add
       disclosure addressing loan originations. We may have additional comments related to such disclosure.
19.    Please describe the Fund   s principal strategy to invest in Residential
Mezzanine Loans here and
       in more detail later in the Prospectus.
20. Please supplementally explain whether the Fund anticipates entering any portfolio formation transactions in advance of going effective.
 Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 4 of 8


Periodic Repurchase Offers
21. At the end of the first sentence, please add a reference to the date on which the repurchase price for Shares is determined (i.e., Repurchase Pricing Date).
22. In the following parenthetical here and throughout the Registration Statement, please change
           can    to    must   : (i.e., the date by which shareholders must
tender their Common Shares in
        response to a purchase offer).
23. Please add a section to the summary prospectus disclosing that the Fund calculates the NAV of each class of its Common Shares on a daily basis. See Rule 23c-3(b)(7)(iii). If the Fund intends to publicly report the daily NAV per Common Share of each class on its website and/or will provide a toll free number for information on the daily NAVs, so state. Also include a cross
        reference to    Periodic Repurchase Offers.
Use of Leverage
24.     For the Subsidiary and each other    subsidiary    (as defined in
comment 15), please address the
        following comments here or elsewhere in the Prospectus:

      x Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

      x Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

      x Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the fund treats the
         subsidiary   s debt as its own for purposes of Section 18.

      x Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the
         Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the
reviews of the Fund   s and
         the subsidiary   s investment advisory agreements may be combined.

      x Disclose any of the subsidiary   s principal investment strategies or
principal risks that constitute
         principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

      x Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not. Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 5 of 8


      x Confirm in correspondence that the subsidiary and its board of directors will agree to inspection
         by the staff of the subsidiary   s books and records, which will be
maintained in accordance with
         Section 31 of the 1940 Act and the rules thereunder.

      x Please supplementally confirm with respect to any wholly owned subsidiary that its management fee (including any performance fee), if any, will be included in
Management Fees,    and its
         expenses will be included in    Other Expenses    in the Fund   s fee
table.

      x Confirm in correspondence that estimated tax expenses of any taxable REIT subsidiary will be
         included in    Other Expenses    in the fee table.

      x If a foreign corporation, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
25. If the Fund will only invest in wholly owned or majority owned subsidiaries, please disclose that the Fund [does not/does not currently intend] to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned or majority owned by the Fund. Otherwise, please disclose
that    subsidiary
        includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.
26. Please supplementally confirm whether the Fund will be offering common and preferred shares together in a bundled unit.
27. With respect to Preferred Shares that may be issued in the future, please disclose in the
        Prospectus any limitations or restrictions on the Fund if dividend payments are past due, and disclose any restrictions on paying dividends. See Item 10.1.b.
28. The Fund states that it has entered, or it may enter, one or more credit facilities. Please file any
        Credit Facility Agreements that will be in effect when the Fund launches in a pre-effective amendment prior to effectiveness of the Registration Statement. Please also disclose the material restrictions under the credit facility and update this section in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility.
29.     In the last paragraph there is a cross reference to    Principal Risks
of the Fund   Segregation and
        Coverage Risk.    Please consider whether this risk remains relevant
given the adoption of rule
        18f-4. If not, please delete the risk and references to it throughout the prospectus (see, e.g.,
           Other Information Regarding Investment Restrictions     Senior
Securities in the Statement of
        Additional Information   ).
Distributions
30. The disclosure describes that the Fund intends to make regular [quarterly distributions] of all of its net investment income to shareholders. Please confirm supplementally whether registrant is relying on exemptive relief or plans to file an exemptive application for an exemption from
 Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 6 of 8


       Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to make periodic distributions of long-
       term capital gains more frequently than permitted by Section 19(b) or Rule 19b-1.
Unlisted Closed-End Fund Structure; Limited Liquidity
31.    Please add or move this disclosure to    Principal Risks    and
Summary of Principal Risks.    In
       addition, please add    subject to certain conditions    before    as
described herein,    and please add
       a cross reference to    Repurchase Offers Risk.
Summary of Principal Risks of the Fund
32. We note that the Summary of Principal Risks of the Fund is fourteen pages long. Please revise this part of the Prospectus Summary so that it contains a clear and concise description of the principal risks, and add cross-references to the more detailed Prospectus risk disclosures. See
       Instruction to Item 3.2. Please address the below comments in the Principal Risks disclosure as well.
33.    Under    Real Estate Industry Concentration Risk,    please revise the
concentration policy to delete
          instrument of    so the focus of the concentration policy is on
industry concentration, not
       instrument concentration. Also, if not relevant, please delete the
disclosure about the    burdens
       of ownership of real property   .
Summary of Fund Expenses
34. In Footnote 1, please delete the following clause which is already disclosed in the table above:
          plus for Class A-2 Shares only, a maximum front-end sales commission
of 2.50%   .
35. Please update the recoupment disclosure in Footnote 7, and throughout the Registration
       Statement as applicable, to clarify that any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.
Use of Proceeds
36. Please revise the disclosure to clarify the reason for the delay up to six months for investing proceeds from the sale of Shares. See Guidelines for Form N-2, Guide 1. Leverage
37.    Please add to the paragraph immediately above    Effects of Leverage
that if the Fund borrows
       money to finance share repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.
 Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 7 of 8


Principal Risks of the Fund
38.       No Operating History    refers to the Fund having no history of
public trading and that the Fund
       is not designed as a trading vehicle, which may confuse investors as the Fund will not be publicly traded. Please delete those references and clarify that the Fund will not be publicly traded.
39.    Under    Risks Related to the Fund   s REIT Qualification and Certain
Other U.S. Federal Income
       Tax Items,    we note disclosure that    The Adviser and the Sub-adviser
have limited experience
       managing a portfolio of assets owned by a fund that intends to qualify
for taxation as REIT   . In
       correspondence, please describe supplementally actions taken or to be taken by the Fund, the
       Adviser and Sub-Adviser to mitigate this risk.
Periodic Repurchase Offers
40.    We note the Fund   s intention to conduct a continuous offering at net
asset value and the
       repurchase-related requirements imposed by Rule 23c-3 under the 1940 Act arising from the
       Fund   s election to be an interval fund. The Fund   s strategy
contemplates investments in public
       and private real estate investments some of which may be difficult to value. With a view to
       enhanced disclosure under    Net Asset Value,    please explain the
process and information
       considered when pricing these difficult to value investments, including those held through subsidiaries and SPVs, on a daily basis for the purpose of selling and repurchasing Fund shares.
41.    We note the following sentence:    The Fund may also waive or reduce a
repurchase fee if the
       Adviser or Subadviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction
       costs.    Please clarify who must make the offsetting    corresponding
purchase    (e.g., the same
       investor for whom the Adviser waives or reduces the repurchase fee, or another situation in which purchases would equal or exceed repurchases).
Anti-Takeover and Other Provisions in the Declaration of Trust
42. Please remove the following sentence and similar sentences throughout the Registration
       Statement: The foregoing is qualified in its entirety by reference to the full text of the
       Declaration of Trust and the By-Laws, both of which are on file with the SEC.
STATEMENT OF ADDITIONAL INFORMATION
Fundamental Policies

43.    Please delete    and related instruments    from the Concentration
policy and insert    industry   .
 Nathan J. Greene
Sidley Austin LLP
January 31, 2024
Page 8 of 8


Other Information Regarding Investment Restrictions
44.    In the explanatory note about the Fund   s concentration policy, please
change    the same industry
       to    a single industry or group of industries    in the opening
sentence, and please add    or group of
       industries    to (2) and (3) after    particular industry    and
single industry.
45.    In the last sentence of the explanatory note about the Fund   s
concentration policy, please
       supplementally explain why there is an exception to the extent the Fund invests in other investment companies pursuant to Section 12(d)(1)(A) or (F) of the 1940 Act.
Additional Information
46.    Please delete    Copies of the Registration Statement may be inspected
without charge at the
       SEC   s principal office in Washington, D.C.   . See Disclosure Update
and Simplification, SEC
       adopting release at
https://www.sec.gov/files/rules/final/2018/33-10532.pdf, at text accompanying footnote 418.
                                                * * * *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule
472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202)
551-8645 or rowlande@sec.gov.
                                                     Sincerely,
                                                     /s/ Emily Rowland
                                                     Senior Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director